SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 14D-9
                               (Amendment No. 2)

                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           WOODHEAD INDUSTRIES, INC.
                           (Name of Subject Company)


                           WOODHEAD INDUSTRIES, INC.
                       (Name of Person Filing Statement)


                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)


                                   979438108
                     (CUSIP Number of Class of Securities)

                              Robert J. Tortorello
                 Vice-President , General Counsel and Secretary
                           Woodhead Industries, Inc.
                        Three Parkway North, Suite 550,
                           Deerfield, Illinois 60015
                                 (847) 236-9300
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                with a copy to:

                               William R. Kunkel
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 W. Wacker Drive
                               Chicago, IL 60606
                                 (312) 407-0700


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Woodhead Industries, Inc. (the "Company" or "Woodhead") with the Securities and Exchange Commission (the "SEC") on July 10, 2006, relating to the tender offer by MLX Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of Molex Incorporated, a Delaware corporation ("Parent" or "Molex"), to acquire each issued and outstanding Share of the Company in exchange for $19.25 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 10, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement. The item numbers and responses thereto below are in accordance with the requirements of the Statement.

Item 8.  Additional Information

Item 8 of the Statement, entitled "Additional Information," is hereby amended and supplemented by adding the following section to the end of the Item:

         "The Offer. The Offer expired at 12:00 midnight, New York City time, on Friday August 4, 2006. Based on information provided by Computershare Trust Company, N.A., the depositary for the offer ("the Depositary"), upon the expiration of the Offer, a total of 11,713,124 Shares (including approximately 185,006 Shares subject to guarantees of delivery), representing approximately 93.7% of the outstanding Shares, had been validly tendered and not withdrawn pursuant to the Offer. Accordingly, on August 7, 2006, the Purchaser announced that it had accepted for payment in accordance with the terms of the Offer all such Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser notified the Depositary to pay promptly for the tendered and accepted Shares."

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        WOODHEAD INDUSTRIES, INC.


                                        By:     /s/ Robert J. Tortorello
                                                -----------------------------
                                        Name:   Robert J. Tortorello
                                        Title:  Vice President, General Counsel
                                                and Secretary

Dated: August 7, 2006